================================================================


               SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC  20549


                            FORM 11-K

                          ANNUAL REPORT
                PURSUANT TO SECTION 15(d) OF THE
               SECURITIES AND EXCHANGE ACT OF 1934


          FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1999


                   SAVINGS AND INVESTMENT PLAN
             OF E. I. DU PONT DE NEMOURS AND COMPANY
                    (FULL TITLE OF THE PLAN)


              E. I. DU PONT DE NEMOURS AND COMPANY
                       1007 MARKET STREET
                   WILMINGTON, DELAWARE  19898
   (NAME AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICE OF ISSUER)

================================================================

                              INDEX
                              -----

                                                         Page(s)
                                                         -------

Report of Independent Accountants .....................       4


Financial Statements:

  Statement of Net Assets Available for
    Benefits, as of September 30, 1999 and 1998 .......       5

  Statement of Changes in Net Assets Available
    for Benefits, for the Years Ended
    September 30, 1999 and 1998 .......................       6

  Notes to Financial Statements .......................    7-14


Supplemental Schedules*:

  Schedule I:  Schedule of Assets Held for Investment
    Purposes at September 30, 1999 ....................      15

  Schedule II:  Schedule of Reportable Transactions
    for the Year Ended September 30, 1999 .............      16


                            EXHIBITS
                            --------

         Exhibit
         Number                 Description
         -------                -----------

           24        Consent of Independent Accountants


----------------
*Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

        Pursuant to the requirements of the Securities and Exchange Act of 1934, E. I. du Pont de Nemours and Company has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.


                            Savings and Investment Plan of
                            E. I. du Pont de Nemours and Company


                            Date:  March 24, 2000

                            By         /s/ Neil Marchuk
                            ------------------------------------
                                        Neil Marchuk
                            Director - People Managing Processes

                REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of the Savings and Investment Plan of E. I. du Pont de Nemours and Company



In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Savings and Investment Plan of E. I. du Pont de Nemours and Company (the "Plan") at September 30, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting prin-ciples. These financial statements are the responsibility of the Plan administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstate-ment. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial state-ments, assessing the accounting principles used and significant estimates made by the Plan administrator, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employer Retirement Income Security
Act of 1974. These supplemental schedules are the responsibility of the Plan administrator. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
March 8, 2000

                     SAVINGS AND INVESTMENT PLAN
                                 OF
                E. I. DU PONT DE NEMOURS AND COMPANY

           STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                     SEPTEMBER 30, 1999 and 1998
                       (Dollars in Thousands)




                                             1999            1998
                                          -----------     ----------
Investments .........................     $10,432,263     $9,634,779


Receivables
  Due from E. I. du Pont de Nemours
    and Company .....................          31,672         32,832
                                          -----------     ----------

Net Assets Available for Benefits ...     $10,463,935     $9,667,611
                                          ===========     ==========





The accompanying notes are an integral part of these financial statements.

                          SAVINGS AND INVESTMENT PLAN
                                      OF
                     E. I. DU PONT DE NEMOURS AND COMPANY
                             STATEMENT OF CHANGES
                     IN NET ASSETS AVAILABLE FOR BENEFITS
                FOR THE YEARS ENDED SEPTEMBER 30, 1999 and 1998
                            (Dollars in Thousands)



                                                      1999            1998
                                                  ------------     -----------
Investment Income
  Interest ..................................     $   383,912      $  403,993
  Dividends .................................         163,940         142,703
  Net Realized Gains ........................         216,084         195,393
  Net Unrealized Appreciation (Depreciation)
    in Fair Value of Investments ............         463,514        (441,271)
                                                  -----------      ----------
Total Investment Income .....................       1,227,450         300,818

Contributions
  DuPont Company's Contributions (Net of
  Forfeitures Applied of $219 and $276 in
  1999 and 1998) ............................          64,589          74,346
  Participants ..............................         253,603         248,660
  Rollovers .................................          93,335          37,353
                                                  -----------      ----------
Total Additions .............................       1,638,977         661,177
                                                  -----------      ----------

Withdrawals .................................        (806,005)       (615,500)
Assets Transferred In (Out), Net ............         (39,309)         21,757
Affiliated Company Transfers In (Out), Net ..           2,661          (3,076)
                                                  -----------      ----------
Total Deductions ............................        (842,653)       (596,819)
                                                  -----------      ----------
Net Increase ................................         796,324          64,358
Net Assets Available For Benefits:
  Beginning of Year .........................       9,667,611       9,603,253
                                                  -----------      ----------
  End of Year ...............................     $10,463,935      $9,667,611
                                                  ===========      ==========



The accompanying notes are an integral part of these financial statements.

                          SAVINGS AND INVESTMENT PLAN
                                      OF
             E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                         NOTES TO FINANCIAL STATEMENTS
                 (Dollars in Thousands Unless Otherwise Noted)


NOTE 1 -- DESCRIPTION OF SAVINGS AND INVESTMENT PLAN:

  THE PLAN

        The following description of the Savings and Investment Plan of
E. I. du Pont de Nemours and Company ("the Plan") provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan's provisions.

        The Plan is a defined contribution plan which was established by the Board of Directors of E.I. du Pont de Nemours and Company (the "Company") and became effective September 1, 1955. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and the Internal Revenue Code.

        The purpose of the Plan is to encourage and assist employees in following a systematic savings program suited to their individual financial objectives, and to provide an opportunity for employees to become stockholders of the Company. The Plan is a tax qualified contributory profit sharing plan. Any employee of the Company or employee of the Company's subsidiaries or general partnerships which have adopted the Plan is eligible to participate in the Plan. Effective January 1, 1999, eligible employees may enroll in the Plan as of the first day of the second calendar month following their date of hire. Prior to January 1, 1999, eligible employees could enroll in the Plan after they had completed at least one year of continuous service or they had been compensated for 1,000 or more hours in a period of twelve consecutive months.

        Eligible employees may participate in the Plan by authorizing the Company to make payroll deductions ("participant's savings"). The amount deducted can be deposited into a Before-tax account, Regular account (for after-tax savings) or some combination thereof. A participant may elect the maximum savings rates of 22% before-tax and 22% after-tax for a total maximum savings rate of 44%. The Company will contribute an amount equal to 50% of a participant's savings during a month except that no Company contribution will be made for participant's savings in excess of 6% of monthly pay. All of the above participant's savings and elections are subject to regulatory and Plan limitations.

        The Company may, at its option, issue DuPont common stock in lieu of cash contributions to the DuPont Common Stock Fund and also in lieu of cash dividends on DuPont common stock. The number of shares issued is based upon the cash value of the contributions and dividends divided by the market value of DuPont common stock at the end of the month of issue. Shares of DuPont common stock are allocated to participants in the DuPont Common Stock Fund based on the ratio of the amount deposited to each participant's account to the total amount contributed to the DuPont Common Stock Fund.

                          SAVINGS AND INVESTMENT PLAN
                                      OF
             E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                  NOTES TO FINANCIAL STATEMENTS - (Continued)
                 (Dollars in Thousands Unless Otherwise Noted)


        A participant with less than five years of service who withdraws any matched before-tax or after-tax savings will forfeit a portion of related company contributions in accordance with specific plan provisions. Company contributions will be suspended for six months if a participant withdraws, while in-service, any matched before-tax or after-tax savings or company contributions contributed to the account during the last two years. A participant who retires from active service may elect to make an account withdrawal at any time. Required minimum distributions will begin in March of the calendar year following the later of the year in which the participant attains age 70-1/2 or the year following retirement or termination of employment.

        Participants may borrow up to one-half of their nonforfeitable account balances subject to certain minimum and maximum loan limitations. The loans are executed by promissory notes and have a minimum term of 12 months and a maximum term of 60 months, except for qualified residential loans which have a maximum term of 120 months. The loans bear an interest rate equal to the average rate charged by selected major banks to prime customers for secured loans. The loans are repaid over the term in monthly installments of principal and interest by deduction from pay or pension checks. A participant also has the right to repay the loan in full at any time without penalty.

  ADMINISTRATION

        The designated trustee of the Plan is Merrill Lynch Trust Company of America (Merrill Lynch). The administration of the Plan is vested in the Company which may designate one or more persons to operate and administer the Plan. The Company has the responsibility of appointing the trustees and the authority to designate the Plan's investment options. Reasonable expenses of administering the Plan, including, but not limited to, recordkeeping expenses, trustee fees and transactional costs may, at the election of the Plan Administrator, be paid by participants. For the years ended September 30, 1999 and 1998, such expenses were paid by the Company. Brokerage fees, transfer taxes, investment fees and other expenses incident to the purchase and sale of securities and investments shall be included in the cost of such securities or investments, or deducted from the sales proceeds, as the case may be.

        While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event the Plan is terminated, all participants become vested and the distribution of all account balances will be made based upon the valuation of participants' accounts on the termination date in accordance with ERISA.

                          SAVINGS AND INVESTMENT PLAN
                                      OF
             E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                  NOTES TO FINANCIAL STATEMENTS - (Continued)
                 (Dollars in Thousands Unless Otherwise Noted)


NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  INVESTMENT VALUATION AND INCOME RECOGNITION

        The accompanying financial statements are prepared on the accrual basis of accounting. The Plan's investments are stated at fair value, except for the Plan's interest in the DuPont and Related Companies Defined Contribution Plan Master Trust ("Master Trust"), which is valued at contract value. The Plan's interest in the Master Trust is based upon its beginning value plus actual contributions and allocated investment income less actual distributions (See Note 3). The Master Trust's guaranteed investment contracts, separate account portfolios and synthetic guaranteed investment contracts are fully benefit responsive and thus, are stated at cost plus accrued interest, using the contracted interest rates applied to the daily account balances. Mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. Common/collective trust funds are valued at unit value, which represents the fair value of the underlying assets as reported by the applicable custodian. Loans to participants, short-term investments and cash are valued at cost which approximates fair value. Common stock is valued at its quoted market price at year end.

        Dividend income is recorded on the ex-dividend date and interest income is recorded when earned. Realized gains and losses on the sale of the DuPont Common Stock Fund securities are based on average cost of the securities sold. Purchases and sales are recorded on a trade date basis.

  USE OF ESTIMATES

        The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

RECLASSIFICATIONS

        These financial statements reflect the reclassification of certain prior year amounts in connection with the adoption of American Institute of Certified Public Accountants Statement of Position 99-3, "Accounting for and Reporting of Certain Employee Benefit Plan Investments and Other Disclosure Matters" ("SOP 99-3"). SOP 99-3 is effective for financial statements for plan years ending after December 15, 1999. Because earlier application is encouraged, the provisions of SOP 99-3 have been applied to the September 30, 1999 financial statements.

                          SAVINGS AND INVESTMENT PLAN
                                      OF
             E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                  NOTES TO FINANCIAL STATEMENTS - (Continued)
                 (Dollars in Thousands Unless Otherwise Noted)

NOTE 3 -- DUPONT AND RELATED COMPANIES DEFINED CONTRIBUTION PLAN MASTER TRUST

        On April 1, 1999, the Company and certain affiliates (as employers) entered into a Master Trust Agreement with Merrill Lynch Trust Company of America (as the Trustee) to establish a master trust for the investment of the Stable Value Fund investment option. Prior to April 1, 1999, the assets of the Stable Value Fund investment option were held solely by the Plan. To partici-pate in the Master Trust, affiliates who sponsor qualified savings plans and who have adopted the Master Trust agreement, are required to make monthly payments to the Trustee of designated portions of employees' savings and other contributions by the affiliate. The Plan's undivided interest in the Master Trust was 99.84% as of September 30, 1999. Investment income relating to the Master Trust is allocated proportionately to the plans within the Master Trust based on the plan's interest to the total fair value of the Master Trust.

        The Master Trust consists of guaranteed investment contracts (GIC), separate account portfolios (SAP), synthetic guaranteed investment contracts
(SYN) and money market funds. The crediting interest rates on investment contracts ranged from 5.41% to 9.60% for the year ended September 30, 1999 and from 5.41% to 9.71% for the year ended September 30, 1998. The fund's blended rate of return was 7.4% in 1999 and 7.2% in 1998.

        The crediting rates for SAP and SYN contracts are reset annually and are based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract's portfolio market value, current yield-to-maturity, duration (i.e., weighted average life), and market value relative to contract value. All contracts have a guaranteed rate of 0% or higher.

        The contract values, which approximate the fair values of investment contracts as of September 30, 1999 and 1998, are as follows:

Contract Values:
                                                        1999           1998
                                                     ----------     ----------
Guaranteed Investment Contracts ................     $  344,280     $  771,975
Synthetic Guaranteed Investment Contracts ......      4,108,236      3,951,688
Separate Account Guaranteed Investment
  Contracts ....................................      1,134,183        800,241
                                                     ----------     ----------
                                                      5,586,699      5,523,904

Money Market Funds .............................         39,608              0
                                                     ----------     ----------
        Total ..................................     $5,626,307     $5,523,904
                                                     ==========     ==========

                          SAVINGS AND INVESTMENT PLAN
                                      OF
             E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                  NOTES TO FINANCIAL STATEMENTS - (Continued)
                 (Dollars in Thousands Unless Otherwise Noted)


        At September 30, 1999, the total assets of the Master Trust of $5,626,307 include participant investments in the Stable Value Fund of $5,610,158 and participant investments of $16,149 held by the Conservative, Moderate and Aggressive Allocation Portfolios. At September 30, 1998, the total Stable Value Fund value of $5,523,904 included participant investments in the Stable Value Fund of $5,522,067 and participant investments of $1,837 held by the Conservative, Moderate and Aggressive Allocation Portfolios.

        Included in the contract value of synthetic guaranteed investment contracts is $17,605 and ($212,251) at September 30, 1999 and 1998,
respectively, related to wrapper contracts which guarantee the contract value of the synthetic guaranteed investment contracts for participant-initiated withdrawal events.

        Total interest income for the years ended September 30, 1999 and 1998 was $370,169 for the Master Trust and $388,537 for the Stable Value Fund, respectively.

NOTE 4 -- INVESTMENTS

        Investments that represent more than 5% of the net assets available for benefits as of September 30, 1999 and 1998 were as follows:

                                                    1999           1998
                                                 ----------     ----------
   DuPont Common Stock Fund ................     $1,681,132     $1,757,839
   Fidelity Magellan Fund ..................        753,401        558,167
   Merrill Lynch Equity Index Tier 6 .......        746,423        616,449
   Stable Value Fund .......................      5,603,245      5,522,067

   None of these investments were nonparticipant-directed.

        During the years ended September 30, 1999 and 1998, the Plan's investments appreciated (depreciated) (including realized gains and losses) in value as follows:

      Net Realized Gains:
                                                    1999         1998
                                                  --------     --------
      Common Stock .........................      $111,918     $129,231
      Mutual Funds .........................        54,276       36,090
      Common/Collective Trusts .............        49,890       30,072
                                                  --------     --------
      Net Realized Gains ...................      $216,084     $195,393

                          SAVINGS AND INVESTMENT PLAN
                                      OF
             E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                  NOTES TO FINANCIAL STATEMENTS - (Continued)
                 (Dollars in Thousands Unless Otherwise Noted)


Net unrealized appreciation (depreciation) in fair value of investments:

                                                1999           1998
                                              ---------      ---------
     Common Stock .......................     $ 56,773       $(310,548)
     Mutual Funds .......................      242,500        (172,386)
     Common/Collective Trusts ...........      164,241          41,663
                                              --------       ---------
     Net Unrealized Appreciation
       (Depreciation) ...................     $463,514       $(441,271)

NOTE 5 -- REALIZED AND UNREALIZED GAINS AND LOSSES

        Realized and unrealized gains and losses are calculated based upon historical cost of assets. Such gains and losses are computed on a current value basis for Form 5500. The difference may result in a differing classi-fication between realized and unrealized but the total gain or loss will be unaffected.

NOTE 6 -- ASSET TRANSFERS

        Net asset transfers out of the Plan during the year ended
September 30, 1999 relate primarily to: (1) the transfer of ($31,717) to the DuPont Photomasks, Inc. 401(K) Retirement Plan in connection with the 1997 initial public offering of DuPont Photomasks, Inc. business; (2) the transfer of ($2,559) in connection with the sale of the hydrogen peroxide facility in Memphis, Tennessee in September 1998 to Elf Atochem North America, Inc.; and
(3) the transfer of ($2,107) in connection with the transfer of participants to Computer Sciences Corporation ("CSC") in conjunction with the information technology alliance between the Company and CSC. Asset transfers out of the Plan during the year ended September 30, 1998 relate primarily to the forma-tion of an information technology alliance with Andersen Consulting ($11,744) and the sale of New England Nuclear (NEN) life science products business to Genstar Capital LLC ($9,120). Although the alliance with Andersen Consulting and the sale of New England Nuclear were completed in June 1997, assets were not transferred out of the Plan until January 1998. Asset transfers into the Plan during the plan year ended September 30, 1998 relate primarily to the purchase of ICI's PET and PEN polyester resins and PTA chemical intermediates businesses in December 1997 ($5,095).

        Affiliated company transfers in(out) represent the net rollovers of participant account balances in(out) of the Plan and other Company-sponsored defined contribution benefit plans.

                          SAVINGS AND INVESTMENT PLAN
                                      OF
             E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                  NOTES TO FINANCIAL STATEMENTS - (Continued)
                 (Dollars in Thousands Unless Otherwise Noted)



NOTE 7 -- CONOCO CLASS B COMMON STOCK FUND

        On September 28, 1998, the Company announced that the Board of Directors had approved a plan to divest the Company's 100 percent-owned petroleum business (Conoco, Inc.). On August 6, 1999, the Company completed the planned divestiture through a tax-free split-off. The Company exchanged its shares of Conoco Class B common stock for shares of Company common stock. Plan participants had the option to exchange shares of Company common stock which were held in their participant accounts in the DuPont Common Stock Fund. For each share of Company common stock exchanged, the participant received an appropriate number of shares of Conoco Class B common stock. Accordingly, the Conoco Class B Stock Fund was created as an investment fund of the Plan. No additional shares of Conoco Class B common stock may be purchased by Plan participants through payroll deductions, fund transfers, or the reinvestment of dividends. Dividends earned on Conoco Class B common stock are distributed pro-rata to the investment options in participants' accounts based upon their current investment elections.

NOTE 8 -- INCOME TAX STATUS

        The Savings and Investment Plan is a qualified plan pursuant to
Section 401(a) of the Internal Revenue Code (the "Code") and the related Trusts are exempt from federal taxation under Section 501(a) of the Code.
A favorable tax determination letter from the Internal Revenue Service dated October 26, 1995 has been received by the Plan. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and operated in accordance with the applicable sections of the Code. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements.

NOTE 9 -- RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

        The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:
                                                          September 30,
                                                   ---------------------------
                                                       1999           1998
                                                   ------------    -----------
                                                     (Dollars in Thousands)
Net assets available for benefits per the
  financial statements .......................     $10,463,935     $9,667,611
Less:  Amounts allocated to withdrawing
  participants ...............................          (4,633)        (5,115)
                                                   -----------     ----------
Net assets available for benefits per the
  Form 5500 ..................................     $10,459,302     $9,662,496
                                                   ===========     ==========

                          SAVINGS AND INVESTMENT PLAN
                                      OF
             E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                  NOTES TO FINANCIAL STATEMENTS - (Continued)
                 (Dollars in Thousands Unless Otherwise Noted)


        The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                              Year Ended
                                                          September 30, 1999
                                                        ----------------------
                                                        (Dollars in Thousands)

Benefits paid to participants per the
  financial statements ............................            $806,005
Add:  Amounts allocated to withdrawing
  participants at September 30, 1999 ..............               4,633
Less:  Amounts allocated to withdrawing
  participants at September 30, 1998 ..............              (5,115)
                                                               --------
Benefits paid to participants per the Form 5500 ...            $805,523
                                                               ========

        Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to September 30 but not yet paid as of that date.

NOTE 10 -- RELATED PARTY TRANSACTIONS

        Certain Plan investments are shares of mutual funds and common/ collective trust funds managed by the Trustee. In addition the Plan offers a Company Stock Fund investment option. The Master Trust is managed by DuPont Capital Management. Transactions in these investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

                          SAVINGS AND INVESTMENT PLAN
                                      OF
             E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                                  SCHEDULE I

          ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              SEPTEMBER 30, 1999

                                                                     Current
   Identity of Issue and Description of Asset           Cost          Value
-------------------------------------------------    ----------    -----------
                                                      (Dollars in Thousands)

 Plan Interest in the DuPont and Related
   Companies Defined Contribution Plan Master
   Trust ("Master Trust")........................    $5,603,245    $ 5,603,245
 Fidelity Magellan Fund .........................       548,123        753,401
 3-Way Asset Allocation Fund ....................       104,647        190,369
*DuPont Common Stock ............................       977,745      1,681,132
 Loans to Participants (8.25%) ..................       164,475        164,475
 Short-Term Investments and Cash ................         8,216          8,216
*Merrill Lynch Global Holdings ..................        42,249         44,810
*Merrill Lynch Capital Fund .....................        76,146         80,588
*Merrill Lynch Basic Value Fund .................       125,626        147,906
*Merrill Lynch Small Company Stock Index ........        14,339         14,510
*Merrill Lynch International Stock Index ........        11,263         12,975
*Merrill Lynch Equity Index Tier 6 ..............       533,604        746,423
*Conservative Asset Allocation Portfolio ........         7,933          8,771
*Moderate Asset Allocation Portfolio ............        12,736         14,434
*Aggressive Asset Allocation Portfolio ..........        11,155         13,017
*Conoco Class B Common Stock.....................        49,514         88,853
 AIM Constellation A ............................        14,054         15,421
 AIM Value A ....................................        55,197         60,881
 Fidelity Fund ..................................        65,403         64,777
 Fidelity Equity-Income .........................        35,564         36,408
 Fidelity Growth & Income .......................        96,935         98,016
 Fidelity Low-Priced Stock ......................        48,337         42,838
 Franklin Balance Sheet Investment ..............        15,894         14,246
 Franklin Growth I ..............................         6,726          7,607
 Franklin Small Cap Growth I ....................        47,938         55,755
 Hotchkis & Wiley Int'l .........................        34,051         36,985
 Janus Enterprise ...............................        58,470         67,754
 Janus Mercury ..................................       222,765        262,405
*Merrill Lynch Growth A .........................        19,301         15,238
 MFS Research A .................................        18,632         20,192
 MFS Total Return A .............................         6,051          5,625
 Templeton Foreign I ............................        35,901         35,460
 Templeton Growth I .............................        20,524         19,530
                                                     ----------    -----------
   Total Assets Held for Investment Purposes         $9,092,759    $10,432,263

----------
*Party-in-interest


                                                       PAGE 16


                                             SAVINGS AND INVESTMENT PLAN
                                                         OF
                                        E. I. DU PONT DE NEMOURS AND COMPANY

                                                     SCHEDULE II

                                   ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                                        FOR THE YEAR ENDED SEPTEMBER 30, 1999
                                               (Dollars in Thousands)

                                  Transactions or Series of Transactions in Excess
                             of 5% of Current Value of Plan Assets as of October 1, 1998



                                                                                            Current
                                                                                           Value on
 Identity of                               Purchase                    Contract Value/    Transaction      Gain on
Party Involved    Description of Asset      Price       Sales Price     Cost of Asset        Date        Transaction
--------------    --------------------    ----------    -----------    ---------------    -----------    -----------
DuPont            Common Stock            $  372,678                     $  372,678       $  372,678

DuPont            Common Stock                          $  498,639          388,426          498,639      $110,213

Merrill Lynch     Pending Settlement         686,001                        686,001          686,001

Merrill Lynch     Pending Settlement                       687,922          687,922          687,922

Master Trust      Stable Value Fund        1,084,154                      1,084,154        1,084,154

Master Trust      Stable Value Fund                      1,401,596        1,401,596        1,401,596


                                  EXHIBIT 24


                      CONSENT OF INDEPENDENT ACCOUNTANTS



        We hereby consent to the incorporation by reference in the Registra-tion Statement on Form S-8 (No. 33-36339) of E. I. du Pont de Nemours and Company of our report dated March 8, 2000, which appears on page 4 of this Form 11-K.




PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
March 24, 2000